 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-30695

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐ Form N-CSR

        For Period Ended: June 30, 2023

               ☐ Transition Report on Form 10-K

               ☐ Transition Report on Form 20-F

               ☐ Transition Report on Form 11-K

               ☐ Transition Report on Form 10-Q

               For the Transition Period Ended: _______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Arvana Inc.

Full Name of Registrant

N/A

Former Name if Applicable

299 South Main Street, 13th Floor

Address of Principal Executive Office

Salt Lake City, Utah 84111

City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form CEN, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Arvana Inc. (“Company”) cannot complete its Form 10-Q within the prescribed time period as management is unable to complete a review of its financial statements by August 14, 2023. The delay cannot be cured without unreasonable effort or expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company anticipates filing its Form 10-Q no later than five calendar days following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ruairidh Campbell	801	232-7395
(Name)	(Area Code)	(Telephone)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes  ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (attached)

Arvana Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date: August 14, 2023

By: /s/ Ruairidh Campbell

Ruairidh Campbell, Chief Executive Officer

ATTENTION: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).

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EXPLANATION

On February 3, 2023, the Registrant purchased Down2Fish Charters, LLC (D2F), a limited liability company organized under the laws of Florida, that operates a charter fishing business. Prior to the purchase of Down2Fish, the Registrant was a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act). The purchase caused the Registrant to transition operations from that of a “shell company” to that of charter fishing business. The anticipated current financial information to be presented is for that portion of the reporting period subsequent to the purchase. Revenue has been recognized by the Registrant, as have increases in operating expenses, and interest expense in the current three and six-month periods, as compared to nil in revenue along with lower operating expenses in the prior three and six-month periods. As a result, the Registrant expects that net losses increased over the comparable three and six-month periods ended June 30, 2023, and June 30, 2022.

The Registrant anticipates significant changes in the results of its operations from that of the corresponding period of the last fiscal year to be reflected in the consolidated statements of operations to be included on filing its Form 10-Q for June 30, 2023, reporting period.

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